Exhibit 99.1

MEETINGS HELD WITH FDA SUPPORT MESOBLAST’S PLANNED REGULATORY FILING FOR COMMERCIALIZATION OF REMESTEMCEL-L IN ACUTE GVHD

New York, USA; and Melbourne, Australia; December 13, 2018: Mesoblast Limited (ASX:MSB; Nasdaq:MESO) today announced that recent meetings held with the United States Food and Drug Administration (FDA) support its planned regulatory filing for commercialization of remestemcel-L in pediatric patients with steroid refractory acute graft versus host disease (aGVHD).

Mesoblast gained agreement from the FDA on the proposed chemistry and manufacturing for commercialization. The FDA also provided guidance on the presentation of data from the completed 55-patient Phase 3 trial and the 241-patient Expanded Access Program to be included in the filing for the proposed indication. In the Phase 3 trial, Mesoblast met the pre-specified primary endpoint of improved Day 28 overall response and improved responder survival through Day 180.

Mesoblast plans to initiate the submission of the BLA with the FDA in early 2019 for the use of remestemcel-L in treating aGVHD in children. There are currently no approved products in the United States for aGVHD.

Mesoblast owns all commercial rights to remestemcel-L for all territories excluding Japan.

In Japan, Mesoblast’s licensee, JCR Pharmaceuticals Co. Ltd., is marketing TEMCELL®1 HS. Inj. for the treatment of aGVHD in children and adults. Mesoblast receives royalty income on sales of TEMCELL in Japan as well as milestone payments.

In North America and EU5 countries, Mesoblast estimates that the addressable market opportunity is in excess of $US700 million per annum.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

1. TEMCELL® HS Inj. is the registered trademark of JCR Pharmaceuticals Co. Ltd.

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies;

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176